Exhibit 1.1

AMENDMENT NO. 2

to

Equity Distribution Agreement
dated April 23, 2021, as amended on July 9, 2021

by and between
Diana Shipping Inc. (the “Company”)
and
Maxim Group LLC (the “Sales Agent”)

Dated: September 9, 2024

WHEREAS, the Company and the Sales Agent entered into an Equity Distribution Agreement dated April 23, 2021, as amended on July 9, 2021 (the “Agreement”); and

WHEREAS, the Company and the Sales Agent wish to amend the Agreement as set forth herein.

NOW, THEREFORE, the Agreement is hereby amended, effective as of September 9, 2024, as follows:

1.
Section 1(a)(i) of the Agreement (Representations and Warranties of the Company) is hereby amended to replace the reference to “File No. 333- 256791” in the first line thereof with “File No. 333-280693”.

2.	Section 1(a)(i) of the Agreement (Representations and Warranties of the Company) is hereby amended to replace the reference to “June 4, 2021” in the second line thereof with “September 9, 2024”.
3.
Section 3(a)(viii) of the Agreement (Purchase, Sale and Delivery of Shares) is hereby amended and restated in its entirety as follows:

(viii)  All Shares sold pursuant to this Section 3(a) will be delivered by the Company to Agent for the accounts of the Agent on the first full Trading Day following the date on which such Shares are sold, or at such other time and date as Agent and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act, each such time and date of delivery being herein referred to as a "Settlement Date." On each Settlement Date, the Shares sold through the Agent for settlement on such date shall be issued and delivered by the Company to the Agent against payment of the Net Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent (i) to the Agent or its designee's account (provided the Agent shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company ("DTC") or (ii) by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases (provided that such Shares were sold pursuant to the Registration Statement) shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same day funds delivered to an account designated by the Company. If the Company or its transfer agent (if applicable) shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (A) indemnify and hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (B) pay the Agent any commission to which it would otherwise be entitled absent such default. If the Agent breaches this Agreement by failing to deliver the Net Proceeds on any Settlement Date for the shares delivered by the Company, the Agent will pay the Company interest based on the effective prime rate until such proceeds, together with such interest, have been fully paid.

4.	Except as set forth herein, all other terms and conditions of the Agreement shall remain in full force and effect.
[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 2 as of the date first above written.
DIANA SHIPPING INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Director, Chief Financial Officer, Chief Strategy Officer, Treasurer & Secretary

MAXIM GROUP LLC

By:	/s/Lawrence C. Glassberg
Name:	Lawrence C. Glassberg
Title:	Co-Head of Investment Banking, Executive Managing Director